EXHIBIT 99.1

QUARTZ TO COMMENCE PHASE 5 DRILLING AT MAESTRO, TARGETING PRODIGY EXPANSION AND MULTIPLE POTENTIAL SULPHIDE-MINERALIZED SYSTEMS

Vancouver, British Columbia – October 21, 2026 – Quartz Mountain Resources Ltd. (TSXV: QZM, OTCQX: QZMRF) (“Quartz” or the “Company”) is pleased to announce that Phase 5 diamond drilling at its 100%-owned Maestro Gold-Silver Project, located near Houston in central British Columbia (“BC”), is scheduled to commence on October 22, 2026. The Company also advises that an updated Corporate Presentation has been placed on its website www.quartzmountainresources.com.

Phase 5 is designed to advance two major exploration objectives: first-time drill testing of large, previously untested geophysical targets with the potential to represent deposit-scale sulphide systems north of Prodigy, and systematic step-out drilling to expand the open-ended Prodigy Au-Ag-Mo Epithermal Discovery beyond its current footprint (Figure 1).

Probable Extension
of the Potential
Sulphide System
N
Resistivity High
(Potential Intrusives)
> 38 mV/V
Resistivity High
(Potential Intrusives)
A
B
Section 1
C
Section 2
IP Chargeability
(mV/V)
Resistivity High Feature
Coincides with Prodigy
Epithermal Au-Ag
Discovery
D
High
Sulphide
38
35
32
29
26
23
20
17
14
11
8
5
2
PRODIGY
Discovery
Section 3
E
F
Low
Sulphide
Phase 5 Proposed
Drill Collar
Locations (A-F)
1000 METRES

Figure 1. Drill Target Locations Within a Classic Donut-Shaped IP Chargeability Anomaly.

Quartz Mountain Resources Ltd. 14th Floor - 1040 W. Georgia St. Vancouver BC V6E 4H1 Canada T 604.684.6365 | TF 1.800.667.2114 | F 604.639.9209

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The program builds on four previous phases of drilling at Prodigy and integrates results from drilling, induced polarization (“IP”) chargeability and resistivity surveys, and airborne magnetics to define priority drill targets. Proposed drill collar locations have been selected across the priority targets with multiple drill orientations planned from certain locations.

Untested Geophysical Targets North of Prodigy

North of Prodigy, Phase 5 will provide the first drill tests of compelling, large-scale geophysical targets in previously undrilled areas. These targets are principally defined by strong and extensive >30 mV/V IP chargeability anomalies (potential sulphide mineralized systems) spatially associated with prominent resistivity-high features (potential mineralizing intrusive bodies).

The combination of these coincident geophysical responses and their substantial vertical and lateral dimensions provide a compelling geological rationale for drill testing a potentially mineralized system. The northern chargeability anomaly extends toward the limit of the existing IP survey, where its full extent remains undefined.

Figure 2. Section 1: >30 mV/V IP Chargeability Target and Proposed Phase 5 Drill Collars.

Figure 3. Section 1: Coincident IP Resistivity Target with >30 mV/V Chargeability Outline.

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Sections 1 and 2 illustrate the scale and geometry of the principal northern targets and the proposed Phase 5 drilling strategy. Section 1 crosses a large, previously untested IP chargeability-high anomaly exceeding 30 mV/V, with a modelled vertical extent of approximately 400 metres.

Proposed Collar Locations A and B provide multiple drill orientations across this broad target. The corresponding resistivity section outlines a substantial resistivity-high feature spatially coincident with a significant portion of the >30 mV/V chargeability anomaly, defining a compelling sulphide mineralized target for direct drill testing (Figures 2 and 3).

Airborne magnetic data provide additional insight into the geological framework of the Section 1 drill targets, highlighting a possible structural break that may have provided a pathway for the sulphide system reflected by the coincident IP chargeability anomaly (Figure 4).

Figure 4. Section 1: Airborne Magnetics with >30 mV/V IP Chargeability Outline.

Section 2, located south of Section 1 and north of the currently drilled area of the Prodigy discovery, crosses another large, previously untested geophysical target. A broad IP chargeability-high anomaly exceeding 30 mV/V extends approximately 400 metres vertically on the modelled section. Proposed Collar Location C provides multiple drill orientations through different portions of the target.

The corresponding resistivity section outlines a broad resistivity-high feature at depth that is spatially coincident with a substantial portion of the >30 mV/V chargeability anomaly, further strengthening the target for direct drill testing (Figures 5 and 6).

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Figure 5. Section 2: >30 mV/V IP Chargeability Target and Proposed Phase 5 Drill Collar.

Figure 6. Section 2: Coincident IP Resistivity Target with >30 mV/V Chargeability Outline.

The magnetic section provides additional geological context for the Section 2 target, with the >30 mV/V IP chargeability anomaly extending across an area of contrasting magnetic responses. Collar Location C is positioned to test these magnetic variations together with the associated chargeability target (Figure 7).

Quartz Mountain Resources Ltd. 14th Floor - 1040 W. Georgia St. Vancouver BC V6E 4H1 Canada T 604.684.6365 | TF 1.800.667.2114 | F 604.639.9209

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Figure 7. Section 2: Airborne Magnetics with >30 mV/V IP Chargeability Outline.

Together, Sections 1 and 2 define large-scale, previously undrilled targets characterized by strong, spatially coincident IP chargeability and resistivity anomalies which may represent sulphide systems generated by intrusions and associated hydrothermal mineralizing events. Phase 5 will provide the first direct drill tests of these targets, with the potential to identify new mineralized centres within the broader Maestro system.

Expanding the Prodigy Discovery

At Prodigy, Phase 5 will undertake systematic step-out drilling from Collar Locations E and F to test the continuation of known mineralization beyond its current footprint.

Section 3 illustrates these collar locations relative to previous drilling and the interpreted geometry of the Prodigy mineralized system. Multiple drill orientations are designed to test open extensions to the southeast and south, as well as at depth. Successful drilling could significantly expand the known dimensions and mineralized volume of the Prodigy discovery (Figure 8).

Quartz Mountain Resources Ltd. 14th Floor - 1040 W. Georgia St. Vancouver BC V6E 4H1 Canada T 604.684.6365 | TF 1.800.667.2114 | F 604.639.9209

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Figure 8. Section 3: Prodigy Expansion Target and Proposed Collar Locations E and F. All reported drill intercepts and AuEQ grades are subject to Notes 1-4. Individual metal grades and previously reported assay results are referenced to Quartz Mountain Resources Ltd. news releases dated April 9, 2024, June 24, 2025, November 3, 2025, and July 7, 2026.

Quartz Mountain Resources Ltd. 14th Floor - 1040 W. Georgia St. Vancouver BC V6E 4H1 Canada T 604.684.6365 | TF 1.800.667.2114 | F 604.639.9209

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Notes 1,2,3,4:

1.	Widths reported are drill widths, such that true thicknesses are unknown.

2.	All assay intervals represent length-weighted averages.

3.	Some figures may not sum exactly due to rounding.

4.

Gold equivalent (AuEq) calculations use metal prices of: Au US$1,800.00/oz, Ag US$22.00/oz, Mo US$17.00/lb and Cu US$4.00/lb. and conceptual recoveries of: Au 80%, Ag 80%, Mo 75%, and Cu 75%. Conversion of metals to an equivalent gold grade based on these metal prices is relative to the gold price per unit mass factored by conceptual recoveries for those metals normalized to the conceptualized gold recovery. The metal equivalencies for each metal are added to the gold grade. The general formula is: AuEq g/t NMV = (Au g/t) + ((Ag recovery / Au recovery) * (Ag $ per oz. / Au $ per oz. * Ag g/t)) + ((Mo recovery / Au recovery) * (Mo % * Mo $ per lb. * 22.0462) / (Au $ per oz. / 31.10348)) + ((Cu recovery / Au recovery) * (Cu % * Cu $ per lb. * 22.0462) / (Au $ per oz. / 31.10348)).

Phase 5 Drilling Program Summary

Phase 5 builds on four phases of drilling at Prodigy comprising 12,951 metres in 21 drill holes, which have outlined an open-ended mineralized system approximately 100–200 metres wide, 600 metres long and extending to depths of up to approximately 500 metres.

Previous drilling has identified a vertically integrated hydrothermal system comprising near-surface epithermal Au-Ag-Mo mineralization and higher-grade Au-Ag veins, underlain by an Au-rich porphyry system and adjacent porphyry Mo-Cu mineralization.

Quartz currently has drill permits covering 37 additional drill sites at Maestro, providing flexibility to adjust the Phase 5 program as geological information and drill results are received. Phase 5 will advance Maestro on two fronts: testing deposit-scale, previously undrilled geophysical targets north of Prodigy for potential new mineral deposits while systematically expanding the open-ended Prodigy discovery through step-out drilling.

Qualified Person

Farshad Shirmohammad, M.Sc., P.Geo., a “Qualified Person” within the meaning of National Instrument 43-101 – Standards of Disclosure for Mineral Projects, who is not independent of Quartz Mountain Resources Ltd., has reviewed and approved the scientific and technical information contained in this news release.

On behalf of the Board of Directors

Robert Dickinson

Chairman

For further information, please contact:

Bob Dickinson

Email: robertdickinson@hdimining.com Ph: +1 604-684-6365

Quartz Mountain Resources Ltd. 14th Floor - 1040 W. Georgia St. Vancouver BC V6E 4H1 Canada T 604.684.6365 | TF 1.800.667.2114 | F 604.639.9209

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Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Statement Regarding Forward-Looking Information

This release includes certain statements that may be deemed “forward-looking statements”. All statements in this release, other than statements of historical facts, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: the Company’s projects will obtain all required environmental and other permits, and all land use and other licenses, studies and exploration of the Company’s projects will continue to be positive, and no geological or technical problems will occur. Though the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements are subject to future events and third party discretion such as regulatory personnel. Factors that could cause actual results to differ materially from those in forward-looking statements include variations in market prices, continuity of mineralization and exploration success, and potential environmental issues or liabilities associated with exploration, development and mining activities, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, and exploration and development of properties located within Aboriginal groups asserted territories that may affect or be perceived to affect asserted aboriginal rights and title, and which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, and the risks and uncertainties connected with its business, investors should review the Company’s home jurisdiction filings at www.sedarplus.ca and its 20F filings with the United States Securities and Exchange Commission.

Quartz Mountain Resources Ltd. 14th Floor - 1040 W. Georgia St. Vancouver BC V6E 4H1 Canada T 604.684.6365 | TF 1.800.667.2114 | F 604.639.9209

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